Item 77I 	Deutsche Short-Term Municipal
Bond Fund (a series of Deutsche
Municipal Trust)

The Class B shares of Deutsche Short-Term
Municipal Bond Fund were converted to Class A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, the Fund's
"Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.